Exhibit 99.1

Rights Offering to Holders of

BioNTech SE

American Depositary Shares

July 28, 2020

To: Holders of American Depositary Shares

representing ordinary shares of BioNTech SE

BioNTech SE (the “Company”) is offering (the “Rights Offering”) to (i) holders of its ordinary shares (the “ordinary shares”), rights to subscribe for new ordinary shares (the “ordinary share rights”), and (ii) holders of American Depositary Shares representing its ordinary shares (“ADSs”), rights to subscribe for new ADSs (the “ADS rights”). The Rights Offering is being made pursuant to the Company’s effective registration statement on Form F-1 on file with the U.S. Securities and Exchange Commission (the “SEC”), including the prospectus, dated July 23, 2020 (the “Prospectus”). The Prospectus is available by contacting the information agent, Georgeson LLC, at the address below or by visiting the EDGAR system of the SEC at its website at www.sec.gov/edgar.shtml.

The Prospectus is being made available to you as a holder of ADSs. Accordingly, please find the attached ADS Subscription Form for ADS rights, which must be completed by you if you would like to exercise your ADS rights pursuant to the terms of the Rights Offering and subject to the conditions set forth in the accompanying Prospectus. We urge you to read the Prospectus and the ADS Subscription Form carefully before exercising your ADS rights.

The Company has made arrangements with The Bank of New York Mellon, as ADS rights agent, to make available the ADS rights to holders of ADSs as of 5:00 p.m. (New York City time) on July 24, 2020 (the “ADS record date”) upon the terms set forth in the Prospectus. Your prompt attention is requested, as the ADS subscription period expires at 12:01 a.m. (New York City time) on August 14, 2020 (the “ADS rights expiration date”).

Questions regarding the issuance of the ADS rights and the offer to subscribe for new ADSs should be directed to the information agent, Georgeson LLC, phone number 1-888-219-8320 (U.S.) or 1-781-575-2137 (international) toll-free.

ADS RIGHTS NOT EXERCISED PRIOR TO 12:01 A.M. (NEW YORK CITY TIME) ON AUGUST 14, 2020 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE.

Your prompt action is requested if you intend to participate in the Rights Offering. As described in the Prospectus, to exercise your Rights, you must properly complete and duly execute the ADS Subscription Form and forward it, together with payment in full of the aggregate subscription price for all of the ADSs for which you have subscribed pursuant to the ADS rights, to the ADS rights agent.

For a complete description of the terms and conditions of the offering and the procedures for exercise of your ADS rights, please refer to the Prospectus. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus will govern. Any terms used but not defined herein will have the meaning given to such terms in the Prospectus.

Exercise of ADS Rights

You will receive one ADS right for every ADS you hold on the ADS record date. 31 ADS rights will entitle you to subscribe for one new ADS at $93.00 per new ADS. Fractional ADS rights will not be issued, ADS rights can be exercised only for a whole number of new ADSs. To validly subscribe for new ADSs, you will need to pay to the ADS rights agent $93.00 for each new ADS you wish to subscribe for.

No Exchange of ADS Rights for Ordinary Share Rights

ADS rights may not be surrendered for delivery of ordinary share rights, and ordinary share rights may not be deposited for delivery of ADS rights.

Unexercised ADS Rights

If ADS rights are not exercised prior to the ADS rights expiration date, such ADS rights will become void and will have no further value. Accordingly, you will not receive any value or proceeds with respect to unexercised rights.

Non-transferability of ADS Rights

ADS rights are not transferable and any purported transfer of ADS rights will be null and void.

No Revocation or Change

All exercises of ADS rights are irrevocable, subject to applicable law, even if you later learn information that you consider to be unfavorable to the exercise of your ADS rights. You should not exercise your ADS rights unless you are certain that you wish to purchase the ADSs at the ADS subscription price set forth above.

Offers and Sales in Certain Jurisdictions

The offer and sale of the new ordinary shares and new ADSs in this offering to persons located or resident in jurisdictions other than the United States may be restricted or prohibited by the laws of the relevant jurisdiction. The Company will not knowingly credit ADS rights or sell any new ADSs to investors in any jurisdiction in which it would be illegal to do so, or where doing so would trigger any prospectus, registration, filing or approval requirement. The Company reserves absolute discretion in determining whether any holder of ADSs located or resident outside the United States may participate in this offering. In particular, ADS rights may not be exercised by or on behalf of any person located in the European Economic Area (EEA) who is not a qualified investor as such term is defined in the EU Prospectus Regulation (Regulation (EU) 2017/1129) (“EU Qualified Investor”).

By signing the ADS Subscription Form, you will confirm that if you or the beneficial owner for which you are acting are or is located or resident in the EEA, you are or it is an EU Qualified Investor.